$1,000,000.00                                                  February 12, 1999
                            SECURED PURCHASER'S NOTE

         FOR VALUE RECEIVED, the undersigned, Convergent Communications Services, Inc., a Colorado corporation ("CCSI"), whose address is 400 Inverness Drive South, Fourth Floor, Englewood, Colorado 80112, promises to pay to Kansas Communications, Inc. ("KCI"), or order, at KCI's offices at 650 Townsend, Suite 225, San Francisco, California 94103-4908, or at such other place as the holder of this Secured Purchaser's Note may from time to time designate, the principal sum of $1,000,000.00 (One Million Dollars), together with interest thereon at the rate or rates hereafter specified pursuant to this Secured Purchaser's Note ("Note"). The following terms shall apply to this Note:

1. Asset Purchase Agreement. This Note is being delivered to KCI pursuant to, and subject to, the terms and conditions of that certain Asset Purchase Agreement dated as of February 1, 1999, between KCI and CCSI (the "Agreement"), whereby CCSI is acquiring the Purchased Assets (as defined in the Agreement) from KCI, on the terms and conditions set forth in the Agreement.

2. Interest Rate. From the date of this Note until all sums due and owing hereunder, whether principal, interest, charges, fees or other sums, have been paid in full, interest shall accrue on the unpaid principal balance at a rate equal to Eight Percent (8%) simple interest (the "Interest Rate").

3. Calculation of Interest. Interest shall be calculated on the basis of a three hundred sixty (360) day year applied to the actual number of days the principal balance is outstanding.

4. Terms of Repayment. All sums due hereunder, including principal, interest, charges and fees, shall be paid in a single lump sum payment on or before February 11, 2000.

5. Application of Payments. Unless otherwise agreed or required by applicable law, all payments made hereunder shall be applied first to any unpaid collection costs and late charges, then to accrued unpaid interest, and any remaining amount to principal.

6. Prepayment. CCSI shall have the right to prepay the principal balance of this
Note in full or in part at any time during the term hereof. Payments or prepayments when made, shall be first applied to all accrued interest to the date of payment, then to any damages, penalties, fees, costs or other charges accrued and payable pursuant to this Note, and the remainder shall be applied to payment of the outstanding principal balance. No prepayment shall relieve the obligation of CCSI to make the next accruing installment due hereunder and the amount of such future installments shall not be changed after any such prepayment.

7. Security for Note. This Note and the payments due hereunder are secured, inter alia, by the Security Agreement of even date herewith, between CCSI and KCI (the "Security Agreement"). Reference is hereby made to the Security Agreement (which is incorporated herein by reference as fully and with the same effect as if set forth herein at length) for a description of the collateral, a statement of the covenants and agreements contained therein, a statement of the rights, remedies, and security afforded thereby, and all matters therein contained.

8. Right to Set Off. This Note and the payments due hereunder are subject to the right to set off by CCSI in accordance with the terms of Section 15.5 of the Agreement.

9. No Waiver. No delay on the part of any holder hereof in exercising any rights hereunder and no waiver of any payment shall operate as a waiver of any power or right on the non-performance or upon default or non-payment of any obligation above mentioned.

10. Severability. If any provision hereof shall be deemed or declared to be unenforceable, invalid or void, the same shall not impair the other provisions of this Note, which shall be enforced in accordance with their respective terms.

11. Binding Nature. This Note shall inure to the benefit of and be enforceable by KCI, its successors and assigns and any other person to whom KCI may grant an interest in CCSI's obligations hereunder, and shall be binding upon and enforceable against CCSI and CCSI's successors and assigns.

12. Choice of Law. This Note shall be governed, construed and interpreted strictly in accordance with the laws of the State of Colorado.

13. Notice. All notices served under this Note shall be in writing and shall be served by certified or registered mail, confirmed telephone facsimile, courier service or personal delivery, to the party at its address or fax number appearing below, or to such other address or fax number as specified by notice by such party to the other parties hereunder. Except as otherwise provided in this Note, service of any such notice shall be deemed effective on the earlier of the day of (i) actual delivery, or (ii) seventy-two (72) hours after deposit in the United States mail, registered or certified, or (iii) receipt of fax confirmation.

         The addresses of both parties are:

         CCSI:             Convergent Communications Services, Inc.
                           400 Inverness Drive South, Fourth Floor
                           Englewood, CO 80112
                           Attn:  Legal Department
                           Tel:  (303) 749-3000
                           Fax: (303) 749-3113

         KCI:              Kansas Communications, Inc.
                           650 Townsend, Suite 225
                           San Francisco, CA 94103-4908
                           Attn: General Counsel
                           Tel:  (415) 365-2500
                           Fax:  (415) 365-2555

14. General. CCSI hereby waives presentment, protest, demand or notice of any kind in connection with any failure to pay when due the indebtedness evidenced by this Note. If CCSI fails to pay the indebtedness when due, CCSI agrees to pay holder's reasonable legal fees and expenses incurred in connection with the enforcement of this Note.

15. Amendments. This Note may not be amended or modified except by an instrument in writing expressing such intention executed by the parties sought to be bound thereby; provided, however, that this Note may be amended from time to time in accordance with Section 4.3(e) or Section 15.5 of the Agreement pursuant to an Allonge Endorsement in the form attached to the Agreement as Exhibit H-2.

16. Cross-Default. The occurrence of a default or event of default under any other agreement for leased property or for borrowed money to which CCSI is a party or a guarantor, if the effect of such default or event of default is to permit the obligations of CCSI thereunder to become due prior to the expressed maturity date and after any applicable cure period, shall be an event of default hereunder.

17. Event of Default. It shall be an event of default under this Note if Purchaser has not paid Seller all amounts due and owing to Seller on the Maturity Date; provided, however, Purchaser shall have ten (10) days from the date of written notice of such default to cure such event of default (the "Cure Period"). If such event of default has not been cured or waived by the expiration of the Cure Period, Seller shall be entitled to foreclose on the Purchased Assets in accordance with the terms of the Security Agreement.


         IN WITNESS WHEREOF, CCSI has executed this Note on the date first above written.

                    CONVERGENT COMMUNICATIONS SERVICES, INC.


                    By:______________________________________
                    Name:  John R. Evans
                    Title:   Chief Executive Officer